FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item

1.	Preview of Income Statement for First Quarter 2004

Corporate Direction for External Relations	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tls. 91 348 55 48 Fax 91 348 87 77 www.repsolypf.com

PREVIEW OF INCOME STATEMENT FOR FIRST QUARTER 2004

Production rises 12.2% in the quarter.

Unaudited figures

FIRST QUARTER 2004 (Million euros)	1Q 2003	4Q 2003	1Q 2004	% Variation 1Q04 / 1Q03
ADJUSTED NET INCOME (1)	772	616	649	-15.9
NET INCOME	672	412	520	-22.6
OPERATING INCOME	1,129	852	1,001	-11.3
NET CASH FLOW	1,257	935	1,161	-7.6
Euros per share (2)
ADJUSTED NET INCOME	0.63	0.50	0.53	-15.9
NET INCOME	0.55	0.34	0.43	-22.6
NET CASH FLOW	1.03	0.77	0.95	-7.6
Dollars per share (2)
ADJUSTED NET INCOME	0.68	0.60	0.66	-2.9
NET INCOME	0.59	0.41	0.53	-10.2
NET CASH FLOW	1.10	0.92	1.19	8.2

(1)         Adjusted net income: net income before extraordinary and non-recurring items, and goodwill amortization.

(2)         Average number of shares: 1,220.8 million, constant over the period under study.

FIRST QUARTER 2004 HIGHLIGHTS

•                  Adjusted net income in the quarter was Eu649 million, up 5.4% from fourth quarter 2003 but 15.9% lower than the same quarter a year ago.  Net income was Eu520 million as against Eu672 million in first quarter 2003.  Performance this quarter suffered the negative impact of the 16.5% year-on-year rise of the euro against the dollar, and a higher tax rate of 38% versus 32% in first quarter 2003.

•                  Production in the quarter reached 1,124,900 boepd, 12.2% higher than the 2003 equivalent of 1,002,700 boepd.

•                  Gas production rose 28% year-on-year, thanks to the sharp increase in Argentina, Trinidad & Tobago and Bolivia.  There was an outstanding production growth of 31% in Argentina underpinned by higher demand, in addition to the 18% year-on-year growth registered in 2003.

•                  At the Repsol YPF Annual General Shareholders’ Meeting on 31 March last, it was resolved to pay a total dividend of Eu0.40 per share against the 2003 financial year, 29% higher than in the previous year.  Repsol YPF also paid a Eu0.02 gross attendance premium for the AGM, thereby raising the total shareholder remuneration increase to 33.6%.

1. INTRODUCTION

1.1       First quarter results

Adjusted net income was Eu649 million as against Eu772 million for the same quarter a year earlier, showing a fall of 15.9%.  Reported net income in first quarter 2004 was Eu520 million, down 22.6% year-on-year.

The table below gives a reconciliation of the company’s adjusted results in the first quarter 2004, and the first and fourth quarters 2003.

(Million euros)	1Q03	4Q03	1Q04
Net Income	672	412	520
Goodwill amortization	122	124	123
Accountable	45	42	42
Assigned to assets	77	82	81
Net extraordinary items	-17	50	-3
Net non-recurring items	-5	30	9
ADJUSTED NET INCOME	772	616	649

Operating income in the quarter was Eu1,001 million, and net cash flow Eu1,161 million. Earnings per share reached Eu0.43 in this quarter, and net cash flow per share was Eu0.95.

Oil prices remained high this quarter, with Brent trading at $32.0/bbl, similar to the 31.5$/bbl average the year before, and above the 29.5$/bbl registered in fourth quarter 2003.  Nevertheless, this situation changes if prices are expressed in euros.  At $1.25 per euro in the first quarter 2004, the euro was 16.5% higher than the $1.07 per euro registered in the same period of 2003.  Consequently, Brent prices fell 12.9%, from Eu29.4/bbl in first quarter 2003 to Eu25.6/bbl in this quarter.

The company’s refining margin in first quarter 2004 stood at $3.54/bbl, better than the $3.08/bbl in fourth quarter 2003 but 16.5% lower than in the first quarter last year when margins were very high, especially in Europe.  The refining margin in euros per barrel fell 28.1% with respect to the first quarter in 2003 because of the impact of the dollar’s depreciation against the euro.

Marketing margins on fuel sales in Spain were similar to the same period a year ago while in Argentina, the high prices could not be passed on to retail prices due to the Price Stability Pact.

Chemicals posted enhanced international margins on base chemicals, but lower margins on derivative chemicals in Europe.

Lastly, Gas & Power performance reflected the increase in Repsol YPF’s stake in Gas Natural sdg.

1.2 Investments and divestments

Investments in the first quarter 2004 were Eu871 million compared to Eu1,410 million in the same quarter a year earlier, which included the cost of acquiring 20% of the reserves in Trinidad & Tobago.  Excluding this impact, the amount is significantly higher than in the first quarter a year ago mainly because of increased expenditure in the Gas & Power area (purchase of Gas Natural sdg shares) and in Refining & Marketing (ongoing refining projects).

Net divestments in this first quarter amounted to Eu49 million, and included the sale of part of the stake held by Gas Natural sdg in Enagas.

1.3  Financial debt

The Company’s net financial debt was Eu5,316 million at the end of first quarter 2004, rising Eu269 million from the end of 2003.

This rise is the result of the proportional integration for the first time of our stake in the companies owning the Trinidad & Tobago LNG trains, and other variations in the scope of consolidation having an Eu237 million impact on reported debt, and the effect of the dollar revaluation since 31 December 2003, which increased our nominal debt expressed in euros by Eu199 million.  If both these accounting effects were obviated, net debt would have dropped Eu167 million in this first quarter.

Additionally, an interim dividend of Eu244 million against 2003 results was disbursed in this quarter and an additional 3.7% of Gas Natural sdg equity was acquired for Eu320 million.

During the second quarter 2004, a payment estimated at the equivalent of Eu811 million will be effected to the Argentine Public Treasury in liquidation of YPF corporate tax for 2003.  This payment results from the difference between the tax levied and the advances previously disbursed by YPF in accordance with the company’s 2002 income statement.  From the month of July onwards, when the advance tax payments will be calculated on the basis of the 2003 tax liquidation, there will be a greater equilibrium between disbursements and receipts, and this effect will disappear.

The imbalance in advance tax payments in Argentina generated an additional Eu203 million in cash flow in first quarter 2004, thus improving working capital.

The underlying free cash flow this quarter, excluding all the aforementioned effects and divestments, was Eu479 million, which indicates the strength of cash flow generated by the company.

The financial ratios for the first quarter are as follows:

•                  The debt ratio was slightly higher, moving from 21.9% at the close of 2003 to 22.3% at the end of March 2004, as shareholders’ equity increased in a proportion similar to that of debt.

•                  The net debt to operating annualised cash flow ratio at 31 March 2004 was 0.9x, considerably less than the 1.1x registered for 2003.

Unaudited figures

NET DEBT EVOLUTION (Million euros)	1Q03	4Q03	1Q04	% Variation 1Q04 / 1Q03
NET DEBT AT BEGINNING OF PERIOD	7,472	5,951	5,047	-32.4
NET CASH FLOW	-1,257	-935	-1,161	-7.6
INVESTMENTS	1,410	1,089	871	-38.2
DIVESTMENTS	-117	-50	-49	—
DIVIDENDS	226	48	288	27.4
TRANSLATION DIFFERENCES (1)	-301	-474	199	—
VARIATION IN WORKING CAPITAL AND OTHER MOVEMENTS	253	-582	121	-52.2
NET DEBT AT CLOSE OF PERIOD	7,686	5,047	5,316	-30.8
Debt ratio (%)
TOTAL CAPITALISATION	26,082	23,072	23,882	-8.4
NET DEBT / TOTAL CAPITALISATION	29.5	21.9	22.3	-24.4
NET DEBT / SHAREHOLDERS EQUITY	55.2	37.0	37.5	-32.1

(1)   At 31 March 2003, 1 euro = 1.089 dollars; at 31 December 2003, 1 euro = 1.2597 dollars; and at 31 March 2004, 1 euro = 1.221 dollars.

2.- ANALYSIS OF RESULTS BY BUSINESS AREA

2.1.      Exploration & production

Unaudited figures

	1Q03	4Q03	1Q04	% Variation 1Q04/1Q03
OPERATING INCOME (Million euros)	670	526	640	-4.5
OIL AND LIQUIDS PRODUCTION (Thousand boepd)	575.6	591.9	579.7	0.7
GAS PRODUCTION (Million scfpd)	2,398	3,069	3,061	27.6
TOTAL PRODUCTION (Thousand boepd)	1,002.7	1,138.6	1,124.9	12.2
INVESTMENTS (Million euros)	1,154	337	280	-75.7
EXPLORATION EXPENSES (Million euros)	37.4	50.6	51.8	38.5

REALISATION PRICES	1Q03	4Q03	1Q04	% Variation 1Q04/1Q03
Brent ($/Bbl)	31.52	29.49	31.97	1.4
WTI ($/Bbl)	34.06	31.26	35.19	3.3
LIQUIDS ($/Bbl)	28.3	25.6	28.5	0.7
GAS ($/thousand scf)	1.04	1.12	1.20	15.4

1 Mcf/d =  0.02834 Mm3/d  =  1.7809  10-4 Mboepd

First quarter results

Operating income in the first quarter 2004 was $799 million, 11.4% higher than in first quarter 2003 ($717 million).  Enhanced performance came from higher oil and gas production and sales and an increase in the amount of LNG marketed following the start-up of the third liquefaction train in Trinidad & Tobago, in a scenario of high natural gas reference prices (Henry Hub) in the U.S.A.  Expressed in euros, operating income reached Eu640 million, 4.5% lower than in first quarter 2003.  This fall was mainly due to a 16.5% depreciation year-on-year of the dollar against the euro.

Repsol YPF liquids realisation prices averaged $28.5 (Eu22.8) per barrel in the first quarter versus $28.3 (Eu26.4) per barrel a year earlier and $25.6 (Eu21.5) per barrel in the fourth quarter 2003.  The wider differential in crude oil reference prices from one year to the next was due to the larger spread in heavy crude oil categories this quarter.  Furthermore, in first quarter 2004, a 20% retention continued to be levied on oil exports from Argentina, resulting in a payment of $36.5 million in this period, equivalent to a discount of $1.13/bbl on all crude oil sold from that country.

The average price of gas in the quarter was $1.20 (Eu0.96) per thousand cubic feet, up 15.4% year-on-year if expressed in dollars.  The rise was mainly due to a higher average gas price in dollars in Argentina, and larger sales volumes from Trinidad & Tobago following the start-up of the third liquefaction train, at higher than average Repsol YPF realisation prices.

In Argentina, the average gas price this quarter was $0.98 (Eu0.79) per thousand cubic feet, up 11.4% year-on-year in dollars, and down 4.5% if expressed in euros.

Total production in the first quarter 2004 reached 1,124,900 boepd, 12.2% more than the 1,002,700 boepd registered in the same quarter the year before.  In this respect, performance suffered a 13,600 boepd cutback this quarter from strikes in Argentina and Trinidad & Tobago.

Production growth came mainly from Trinidad & Tobago, where output reached 111,800 boepd in this quarter with the three LNG trains in operation, and a considerable increase in gas production in Argentina.  Growth also came from a near 50% rise in gas production from Bolivia, a 28% increase in crude oil from Venezuela, and to a lesser degree from Ecuador, Libya and Spain.  The countries with less production were Dubai and Algeria, the latter suffering the adverse effect of high oil prices.

First quarter crude oil and liquids production rose 0.7% year-on-year to 579,700 barrels per day, although the aforementioned strikes in Argentina and Trinidad & Tobago in the first quarter resulted in a cutback of 9,800 boepd.

Gas production was 3,061 Mscf/d (equivalent to 545,200 boepd), 27.6% higher than in the same quarter 2003.  This increase came mainly from three countries: Trinidad & Tobago, Argentina, and Bolivia.  In Trinidad and Tobago, average production in the quarter was 516.5 Mscf/d (92,000 boepd) with the three LNG trains in operation.

The Company’s gas production in Argentina increased 30.8% year-on-year to 1,807 Mscf/d (322,000 boepd). This sharp growth in production was totally used to supply the Argentine market where overall demand jumped 26%, with sectorial growth of 56% in the power generation sector, 24% in the Compressed Natural Gas (CNG) segment and 16% in the industrial sector. Production in Bolivia was 351.4 Mscf/d  (62,600 boepd), with this 47.6% increase earmarked to meet larger gas exports to Brazil.

Repsol YPF global lifting costs in the first quarter 2004 were $1.87/boe, 5.1% higher than the level registered in first quarter 2003, because of cumulative inflation in Argentina and the 14% appreciation of the Argentine peso against the dollar.  However, lifting costs remained much lower than the $2.70/boe posted in the first quarter 2001.  Lifting costs in Argentina, at $1.99/boe, were 10.6% up year-on-year, but considerably lower than the $2.46/boe in the first quarter 2001.

Operating income from our affiliated companies operating the three liquefaction trains in Trinidad & Tobago has been proportionally integrated under the Exploration & Production business since the start of 2004. The foregoing contributed Eu17 million to operating income in the first quarter 2004.

Exploration expenses were Eu52 million in the quarter, as against Eu37 million in the same quarter 2003.

There was a new discovery in Libya during the period by the G1 well in block NC-186.

Investments

First quarter investments in this area totalled Eu280 million, much lower than the 2003 equivalent that included payment of a purchase option on Trinidad & Tobago.  Investments in exploration and development were slightly higher than last year with respect to investment in dollars, yet lower in euro terms due to the appreciation of the euro against the dollar.  Investments in development represented 70% of total expenditure (not including reserve acquisitions), mainly in Argentina (66%), Trinidad & Tobago (11%), Libya (5%), and Bolivia (5%).

2.2 REFINING & MARKETING

Unaudited figures

	1Q03	4Q03	1Q04	% Variation 1Q04/1Q03
OPERATING INCOME (Million euros)	357	226	302	-15.4
LPG OPERATING INCOME (Million euros)	57	63	87	52.6
OIL PRODUCT SALES (Thousand tons)	12,711	13,633	13,170	3.6
LPG SALES (Thousand tons)	958	818	938	-2.1
INVESTMENTS (Million euros)	95	256	130	36.8

REFINING MARGIN indicators ($/bbl)	1Q03	4Q03	1Q04	% Variation 1Q04/1Q03
Spain	4.89	2.88	3.24	-33.7
Latin America	3.13	3.44	4.08	30.4
Repsol YPF	4.24	3.08	3.54	-16.5

FIRST QUARTER RESULTS

Operating income in this quarter was Eu302 million, 33.6% higher than in fourth quarter 2003 and 15.4% less year-on-year.  This performance mainly reflects the weakness of the dollar against the euro; lower refining margins this quarter than the extremely high margins registered in first quarter 2003, especially in Europe; and narrower marketing margins in Argentina.

The company’s refining margin indicator was $3.54 (Eu2.84) per barrel as against $4.24 (Eu3.95) per barrel in first quarter 2003.  The distillation level was similar year-on-year.

We would like to mention that the Puertollano industrial complex has been working at full capacity since January of this year. Despite the programmed maintenance turnarounds of the refineries of Cartagena and La Coruña, distillation level in the Spanish refineries increased by more than 5% quarter-on-quarter as a result of higher utilization from the rest of the Spanish refineries.

In Argentina, the refinery utilisation rate dropped mainly because of the shutdown at the La Plata complex in February, which also caused a reduction in exports from that country.

Total sales of oil products rose 3.6% in the first quarter of 2004 in comparison to the same period a year earlier.

In Spain, sales of light products to our own network increased 3.9% year-on-year.  Gas oil sales, at 3,193 Kt, rose 4.6%, because of a growing preference for diesel-powered vehicles and higher consumption in direct sales, especially in automotive and agricultural diesel.  Fuel oil sales, at 450 kt, improved 6.1% (mainly to thermal power plants), and aviation kerosene sales, at 296 kt, increased 10.2%.

Margins on gasoline and gas oil sold at service stations in Spain were generally similar to those for the first quarter 2003, if somewhat lower on gasoline.

Sales to our own network in Argentina were up 1.8% versus the same period last year, mainly driven by the increase in direct gas oil which reached 447.8 kt (up 9%), against a backdrop of economic improvement, in which 5.5% growth was registered in the gasoline and gas oil market (gasoline +0.9%, gas oil +7.1%).

Still in Argentina, quarterly marketing margins were below those in first quarter 2003 because of the high WTI crude oil prices within the context of the Price Stability Pact.

LPG sales in Spain were 4.6% down on the same quarter a year earlier because of very warm weather in the months of January and February this year, an increase in the market share of third party operators, and the replacement of LPG by alternative energies, especially natural gas.  Margins rose 19% year-on-year because of the appreciation of the euro against the dollar and the time lag in passing on to domestic bottled retail prices the variations in the international feedstock prices.

LPG sales in Latin America grew 4.0% with respect to first quarter 2003 thanks to good performance in Peru and Ecuador and the start of bulk LPG distribution in Brazil.  Retail and wholesale margins were generally higher, except in Argentina where the prices stability agreement remains in force.

Investments

Eu130 million were invested in the first quarter 2004, 36.8% more than in the same period a year earlier.  Expenditure was mainly allotted to current refining projects, including a mild hydrocracker at the Puertollano refinery, an FCC hydro-treatment unit in La Coruña, a vacuum unit and a visbreaking facility in Peru and revamping of the Refap refinery in Brazil.  In marketing, investment mainly went to upgrading control of the service station network and the development of piped LPG for community dwellings and municipalities.

2.3.- CHEMICALS

Unaudited figures

	1Q03	4Q03	1Q04	% Variation 1Q04 / 1Q03
OPERATING INCOME (Million euros)	51	34	37	-27,5
CHEMICAL PRODUCT SALES (Thousand tons)	969	1,002	953	-1.7
INVESTMENTS (Million euros)	26	25	17	-34.6

INTERNATIONAL MARGIN INDICATORS	1Q03	4Q03	1Q04	% Variation 1Q04 / 1Q03
Cracker (Euros per ton)	362	324	394	8.8
Derivatives Europe (Euros per ton)	309	323	290	-6.1
Derivatives Latin America (US$ per ton)	174	174	173	-0.6

These indicators represent feedstock margins based on international petrochemical product prices on reference markets, incorporating the main products in the Repsol YPF chemical product mix, and weighted according to the nominal capacity of production plants.

First quarter results

First quarter 2004 operating income was Eu37 million in comparison with Eu51 million in the same quarter a year earlier, and Eu34 million in the fourth quarter 2003.

Poorer performance year-on-year was mainly the result of lower international margins on derivative chemicals in Europe, with a pronounced narrowing of margins on styrene, propylene oxide derivatives and acrylonitrile.

As for margins on the remaining production mix, these were better than in first quarter 2003 on base petrochemicals thanks to a stable naphtha feedstock price and higher retail product prices.  In Latin America, derivative margins dropped slightly on the high level registered in 2003.

Total petrochemical sales in first quarter 2004 were 953 kt, 1.7% and 4.9% lower than the first and fourth quarters in 2003, respectively.

Investments

First quarter 2004 investments, at Eu17 million, were 34.6% lower year-on-year, with most of this amount allocated to current projects and the upgrading of existing units.

2.4.-   GAS & POWER

Unaudited figures

	1Q03	4Q03	1Q04	% Variation 1Q04/1Q03
OPERATING INCOME (Million euros)	63	61	78	23.8
GAS SALES (bcm) (1)	7.54	8.29	8.91	18.1
INVESTMENTS (Million euros)	107	148	428	300.0

Note: 1 bcm = 1,000 million cubic meters = 11,626.4 GWh = 10,000 million thermies

(1) For ease of comparison on equivalent terms, Gas Natural sdg figures are represented at 100%

First quarter results

Operating income in the first quarter 2004 was 23.8% higher year-on-year reaching Eu78 million, in comparison to Eu63 million a year earlier.  This growth mainly reflects the impact of Repsol YPF’s higher stake in Gas Natural sdg (in this first quarter, Gas Natural sdg was consolidated at 29.347%, in comparison to 24.042% during the same period of 2003)

Gas sales in the first quarter were 8.91 bcm, 18.1% up on the equivalent in 2003, owing to an increase in natural gas trading activity by Gas Natural sdg and sales growth in Latin America and Spain.

In Spain, gas sales in this quarter rose 5.0% to 5.29 bcm, boosted mainly by the rise in sales to the commercial and residential and the industrial sectors driven by the increase in the customer base, economic growth, and higher sales to the thermal power station sector because of increased combined cycle generation.  The customer base in Spain increased by 320,000 in the last twelve months, reaching 4.6 million.

In the sale of electricity, Gas Natural sdg now holds nearly a 5% share of the liberalised market, with sales in the first quarter 2004 totalling 878 GWh.  In power generation, the San Roque and San Adrián de Besós combined cycle plants produced 1,291 GWh in this quarter.

Gas & power operations in Latin America produced an income of Eu12 million in this quarter, 140% more than the same period last year.  This jump is mainly attributable to sales growth in the region (Brazil +17.2%, Argentina +8.1%, Colombia +17.2%, and Mexico +6.6%), the higher stake in Gas Natural sdg as mentioned above, and the contribution from Puerto Rico which has consolidated since November 2003, all partially curtailed by lower margins, following the appreciation of the euro against the dollar.  These higher sales stemmed from an increase of 304,000 customers in the past twelve months, bringing the total in Latin America to 4.3 million, and economic recovery in the zone.

Natural gas trading sales outside Spain, which starting in this quarter include sales generated by the Brancato Group in Italy, with nearly 100,000 customers, reached 1.86 Bcm, much more than the 0.95 Bcm recorded in the same quarter a year ago.

In this quarter, the 540 MW combined cycle power station in Puerto Rico generated 573 GWh.

Investments

First quarter investment in Gas & Power was Eu428 million, considerably higher than in first quarter 2003, spent mainly on acquiring an additional stake in Gas Natural sdg, to reach a total shareholding of 30,847% at 31 March 2004.

2.5.         CORPORATE AND OTHERS

This caption, reflecting corporate overheads not attributable to business areas, recorded an expense of Eu56 million in first quarter 2004.  This aggregate included Eu43 million of corporate expenses no longer attributable to operating areas as of this quarter.

3.-   FINANCIAL RESULT

Unaudited figures

BREAKDOWN OF FINANCIAL RESULTS (Million euros)	1Q03	4Q03	1Q04	% Variation 1Q04/1Q03
Average GROSS Debt	12.100	10,660	9,532	-21.22
Average GROSS Cost (%)	5.17	5.09	4.98	-3.68
Financial interest	124	102	91	-26.6
Capitalised financial costs	-5	-5	-4	—
Others	-31	8	-26	—
NET Financial EXPENSES	88	105	61	-30.7

Net financial expenses in the first quarter 2004 were Eu61 million showing a drop of Eu27 million with respect to the same quarter last year.  The reason for this reduction was the 20.8% lower average gross debt level and a cutback in debt cost from 5.17% in the first quarter 2003 to 4.98% in the same quarter 2004.

Net financial expenses in interest payments were Eu91 million in this quarter, falling 26.6% year-on-year and, consequently, the cost of net financial debt was 7.0% because of the significant volume of cash investments in short-term instruments in this period.

At 31 March 2004, financial investments amounted to Eu3,651 million, as against Eu5,776 million as of December 2003.  The high initial level and its curtailment over the quarter are related to the Eu244 million paid out as an interim dividend in January, and the Eu1,536 million paid to cover the maturity of two bond issues in mid-February.  In line with the policy of caution set in place by the company, the current level of cash and cash equivalent allows the company to cover debt maturities for at least the next twelve months.

The caption “others” includes, among other contingencies, a Eu17 million payment as a bonus for attendance at the Annual General Shareholders’ Meeting and positive Argentine peso, dollar, and euro translation differences.

4.-   EQUITY ON EARNINGS OF UNCONSOLIDATED AFFILIATES

Unaudited figures

BREAKDOWN OF UNCONSOLIDATED AFFILIATES (Million euros)	1Q03	4Q03	1Q04	% Variation 1Q04/1Q03
EXPLORATION & PRODUCTION	18	16	2	-88.9
REFINING & MARKETING	1	10	8	700.0
CHEMICALS	11	10	6	-45.4
GAS & POWER	16	11	7	56.3
TOTAL	46	47	23	-50.0

Income from unconsolidated affiliates in the first quarter 2004 totalled Eu23 million in comparison to Eu46 million in the same quarter 2003.  These quarterly results mainly comprise profit from CLH (Eu6 million), Enagas (Eu4 million), PBB Polisur (Eu4 million), and Petroken (Eu3 million).  The main difference in E&P with respect to 2003 and the previous quarter is attributable to the change in the consolidation method for Atlantic LNG Co. of Trinidad & Tobago and Atlantic LNG 2/3 Co. of Trinidad & Tobago (trains 2 and 3), both of which were previously equity accounted and are now proportionally integrated in the Group’s accounts.

5.-   GOODWILL AMORTIZATION

Unaudited figures

GOODWILL AMORTIZATION (Million euros)	1Q03	4Q03	1Q04	% Variación 1Q04/1Q03
ACCOUNTABLE	45	42	42	-6.7
ASSIGNED TO ASSETS	77	82	81	5.2
TOTAL	122	124	123	0.8

Accountable goodwill amortization for the first quarter 2004 was Eu42 million versus Eu45 million for the same quarter in 2003, and was equal to the Eu42 million posted in the previous quarter.  The main difference with respect to the first quarter 2003 resides in a lower goodwill amortization in euros for dollar-denominated goodwill owing to the appreciation of the euro against the dollar.

6.-   EXTRAORDINARY ITEMS

Unaudited figures

BREAKDOWN OF EXTRAORDINARY ITEMS (Million euros)	1Q03	4Q03	1Q04	% Variation 1Q04/1Q03
EXTRAORDINARY INCOME BEFORE TAX	26	-74	5	-80.8
EXTRAORDINARY INCOME AFTER TAX	17	-50	3	-82.4

Eu5 million in extraordinary income were recorded in the first quarter of 2004 versus Eu26 million in the same quarter last year.  This figure includes capital gains realised on the sale of a stake in Enagás (Eu13 million) and, on the negative side, expenses relating to provisions for workforce rightsizing and tax contingencies.

7.-   TAXES

The corporate tax rate for 2004 is estimated at 38%. Corporate tax paid in this first quarter 2004 amounted to Eu352 million.

This levy, higher than the 32% tax rate for 2003, was announced at the presentation of our Strategic Plan as the average rate estimated for the period 2004 to 2007.  The higher tax rate is mainly attributable to two factors: firstly, the higher effective tax rate in Argentina because the fiscal value of assets in this country has not been adjusted for inflation; and, secondly, the larger contribution of E&P activities to Group results in geographical areas where tax rates are higher.

8.-   MINORITY INTERESTS

Unaudited figures

BREAKDOWN OF INCOME FROM MINORITY INTERESTS (Million euros)	1Q03	4Q03	1Q04	% Variation 1Q04/1Q03
PREFERENCE SHARES	40	40	39	-2.5
OTHERS	14	10	15	7.1
TOTAL	54	50	54	—

Income attributable to minority interests in the first quarter 2004 was Eu54 million, the same as that for the period a year earlier.

This caption includes an expense of Eu39 million in the quarter for the remuneration of preference shares in circulation, which produce Eu3,581 million in annual additional financing for the company, and imply an annualised cost of 4.3%.

9.-   HIGHLIGHTS

We would like to highlight following events that have arisen since our last quarterly report:

•                  In Exploration & Production, on 25 March 2004 Repsol YPF took charge of the Multiple Services Contract for the development and exploitation of the Reynosa-Monterrey block in the Burgos basin in North Mexico.

In a consortium with the Italian oil company, ENI, and Saudi Aramco, Repsol YPF has signed an agreement with the Saudi Arabian Ministry of Petroleum and Mineral Resources for non-associated natural gas exploration in Area C.  The winning consortium will be operator with the following final stakes:  ENI, 50%, Repsol YPF, 30%, and Saudi Aramco, 20%.  This concession is a very important first step for Repsol YPF in its strategy to increase shareholdings in Exploration & Production projects in an extremely high interest area such as the Middle East, and particularly Saudi Arabia.

In Bolivia, Repsol YPF acquired 50% of the Mamoré block from BPH Billiton, with effect as of 1 October 2003.  As a result of this deal, passed by the Bolivian government in February 2004, Repsol YPF now has 100% ownership of this Mamoré block.

New gas fields went into production in Venezuela, in the Yucal Placer Norte and Sur blocks, in the east-central area of the country.  Repsol YPF has a 15% stake in the owning consortium, together with Total (69.5% and operator), Inepetrol (10.3%), and Otepi (5.2%).  Initial production at these blocks will be 60 Mscf/d (10.7 thousand boepd), and in the last quarter of 2004 will reach 100 Mscf/d.  It is planned to raise production to 300 Mscf/d by 2007.

In conjunction with the other gas producers in Argentina, Repsol YPF has entered an agreement with the government “For implementation of the procedure for the normalisation of natural gas prices at point of entry in the transmission system, as stipulated in decree 181/2004.”  This agreement establishes a road map for recomposing prices in the industrial, generation and CNG segments.  It also obliges the producers to guarantee maximum current daily supplies to distributors and thermal power stations using firm transportation as well as their expected growth from 2004 until 2006.

In Morocco, Repsol YPF acquired a 20% interest in the Rimella A to E exploration blocks in a farm-out by Shell, operator with 45%.  The other partners are the state company, ONAREP with 25% and Wintershall holding 10%.  This contract is subject to approval by the Moroccan government authorities.

•                  In Refining & Marketing, on 23 March last, the state of Peru sold all the ordinary class A shares with voting rights that it owned in the la Pampilla SA refinery, through the company Proinversión.  This operation involved 11.2 million shares, equivalent to 31.2% of capital equity.  The buyers were mainly institutional investors and the Peruvian government retains a golden share.

Also in March 2004, Repsol YPF, Mutua Madrileña Automovilista and Aon Gil y Carvajal entered an agreement whereby Mutua Madrileña became a partner in the Repsol Autoclub with a 29.5% stake.  The remaining equity is distributed between Repsol YPF with 50.1% and Aon Gil y Carvajal with 20.4%.  This agreement will increase the customer base of Autoclub to 1.2 million.

In January, the “El Corte Inglés” credit card was incorporated as an additional payment card for the whole Repsol YPF service station in Spain.

•            In Gas & Power, on 18 February last, in the name of the Mexican Government, the Port Lazaro Integral Port Administration awarded Repsol YPF a site for the construction of a regasification plant at Port Lázaro Cárdenas on the Pacific coast of Mexico, for a price of $10.1 million.  This plant will have an initial capacity of over 4 billion cubic metres (Bcm) per year, with a revamp potential of up to 10 Bcm per year.  The investment is budgeted at around $350 million, and production is expected to start in 2008.

•            The Annual General Shareholders’ Meeting.  On 31 March 2004 the company held its Annual General Shareholders’ Meeting, with a quorum of 67%, 25% higher than in 2003.  At this meeting it was resolved to pay a total gross dividend of Eu0.40 per share against the 2003 financial year, 29% more than the year before. Eu0.02 per share attendance bonus for the AGM was also paid out.

•            Repsol YPF published its annual reports on the progress made with respect to corporate responsibility.    These include the 2003 Social Report with a particular emphasis on labour relations and projects and measures designed to achieve progress and development in the communities where the Company operates, with more than Eu23.2 million invested in this area. The 2003 Environmental Report describes the main aspects of the Company’s environmental management with the investment effort made in this respect totalling Eu239.92 million. And lastly, the Corporate Governance Report which, jointly with the Annual Report, completes the information provided by Repsol YPF in compliance with the most stringent principles of transparency and accuracy.

The 2033 Social Report and the 2003 Environmental Report incorporate indicators that measure Repsol YPF’s performance in economic, financial, and environmental aspects in accordance with internationally defined criteria established in the Global Reporting Inititative (GRI).

Madrid, 12 May 2004

TABLES

RESULTS FIRST QUARTER 2004

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES
	1Q 03	4Q 03	1Q 04

EBITDA (*)	1,689	1,435	1,552
Operating income	1,129	852	1,001
Financial results	(88)	(105)	(61)
Equity on earnings of unconsolidated affiliates	46	47	23
Goodwill amortization	(45)	(42)	(42)
Extraordinary items	26	(74)	5
Income before income tax and minority interests	1,068	678	926
Income tax	(342)	(216)	(352)
Net income before minority interests	726	462	574

Minority interest	(54)	(50)	(54)

Net income	672	412	520

Cash-flow after taxes	1,257	935	1,161

Net income per share (1)
* Euro/share	0.55	0.34	0.43
* $/ADR	0.60	0.43	0.52

Cash-flow per share (1)
* Euro/share	1.03	0.77	0.95
* $/ADR	1.12	0.96	1.16

(*)         Calculated on 1,220,863,463 shares

(1)          EBITDA: (Operating income plus amortisations +/- other expense/income not generating movements in cash flow included in operating income).

Dollar/Euro exchange rate at the end of the period

1.089 Dollar per Euro in 1Q03

1.260 Dollar per Euro in 4Q03

1.221 Dollar per Euro in 1Q04

Dollar/Euro average exchange rate in the period

1.072 dólares por euro en 1T03

1.190 dólares por euro en 4T03

1.248 dólares por euro en 1T04

BREAK-DOWN OF REPSOL YPF OPERATING REVENUES
BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES
	1Q 03	4Q 03	1Q 04

Exploration & Production	1,637	1,534	1,811

Spain	70	193	22
Argentina	1,093	887	987
Others in Latin America	296	305	640
Other countries	178	149	162

Refining & Marketing	8,688	8,061	7,932

Spain (*)	5,729	5,354	5,568
Argentina	1,635	1,490	1,129
Others in Latin America	722	757	693
Other countries	602	460	542

Chemicals	556	640	633

Spain (*)	433	537	524
Argentina	123	103	108
Others in Latin America	—	—	1
Other countries	—	—

Gas & Power	369	435	459

Spain	322	360	389
Argentina	6	17	9
Others in Latin America	37	49	44
Other countries	4	9	17

Corporate and Others	(1,487)	(1,255)	(1,345)

TOTAL	9,763	9,415	9,490

(*) Figures in column 4Q03 are different to those previously released due to an error in our last report

BREAK-DOWN OF REPSOL YPF OPERATING INCOME
BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES
	1Q 03	4Q 03	1Q 04

Exploration & Production	670	526	640

Spain	15	4	9
Argentina	499	351	396
Others in Latin America	79	125	176
Other countries	77	46	59

Refining & Marketing	357	226	302

Spain	237	133	218
Argentina	108	79	82
Others in Latin America	8	13	(1)
Other countries	4	1	3

Chemicals	51	34	37

Spain	27	10	16
Argentina	24	24	21
Others in Latin America	—	—	—
Other countries	—	—	—

Gas & Power	63	61	78

Spain	52	47	56
Argentina	2	—	2
Others in Latin America	3	6	10
Other countries	6	8	10

Corporate and Others	(12)	5	(56)

TOTAL	1,129	852	1,001

BREAK-DOWN OF REPSOL YPF OPERATING CASH-FLOW
BY ACTIVITIES AND GEOGRAPHICAL AREAS

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES
	1Q 03	4Q 03	1Q 04

Exploration & Production	996	846	975

Spain	26	17	21
Argentina	730	567	618
Others in Latin America	134	196	244
Other countries	106	66	92

Refining & Marketing	500	375	434

Spain	333	232	310
Argentina	140	115	111
Others in Latin America	20	23	7
Other countries	7	5	6

Chemicals	95	78	80

Spain	62	47	51
Argentina	33	31	29
Others in Latin America	—	—	—
Other countries	—	—	—

Gas & Power	81	91	104

Spain	61	71	75
Argentina	7	(1)	1
Others in Latin America	5	—	11
Other countries	8	21	17

Corporate and Others	17	45	(41)

TOTAL	1,689	1,435	1,552

BREAK-DOWN OF INVESTMENTS
BY ACTIVITIES AND GEOGRAPHICAL AREAS (*)

(Million Euros)

(Unaudited figures)

	QUARTERLY FIGURES
	1Q 03	4Q 03	1Q 04

Exploration & Production	1,154	337	280

Spain	—	(3)	1
Argentina	128	164	125
Others in Latin America	1,007	118	127
Other countries	19	58	27

Refining & Marketing	95	256	130

Spain	66	153	96
Argentina	9	24	9
Others in Latin America	17	74	23
Other countries	3	5	2

Chemicals	26	25	17

Spain	25	20	15
Argentina	1	5	2
Others in Latin America	—	—	—
Other countries	—	—	—

Gas & Power	107	148	428

Spain	94	94	383
Argentina	4	4	1
Others in Latin America	8	49	7
Other countries	1	1	37

Corporate and Others	28	323	16

TOTAL	1,410	1,089	871

(*) Capitalized deferred expenses not included

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

		DECEMBER 2003	MARCH 2004

	Start-up expenses	23	14
	Intangible assets	992	1,216
	Property, plants and equipment	19,471	20,396
A.	Long term financial assets	498	449
	Other financial assets	963	931
	Goodwill arising on consolidation	2,496	2,715
	Deferred tax assets	924	926
	Deferred expenses	662	795
B.	Temporary cash investments and cash on hand and in banks	5,278	3,202
	Other current assets	6,726	6,824

	TOTAL ASSETS	38,033	37,468

C.	Shareholders equity	13,632	14,177
D.	Minority interests	4,054	4,099
	Negative consolidation difference	13	23
	Long term liabilities	1,454	1,473
E.	Subsidies and deferred revenues	336	290
	Deferred tax liabilities	674	721
F.	Long term debt	6,454	6,760
G.	State financing of investments in exploration	3	—
	Non-interest bearing liabilities	1,228	1,579
H.	Short term debt	4,369	2,207
	Other current liabilities	5,816	6,139

	TOTAL EQUITY / LIABILITIES	38,033	37,468
I.	NET DEBT (Sum of F+H-A-B)	5,047	5,316
	CAPITALIZATION (Sum of C+D+E+G+I)	23,072	23,882
	TOTAL CAPITAL EMPLOYED (Sum of C+D+I)	22,733	23,592
	ROCE before extraordinary, non recurring items and Goodwill amortization (*)	18,6%	17,8%

REPSOL YPF CONSOLIDATED STATEMENTS OF CASH-CLOWS

JANUARY - MARCH 2003 and 2004

(Million Euros)

(Unaudited figures)

	JANUARY - MARCH
	2003	2004

CASH-FLOW FROM OPERATING ACTIVITIES

Net income	672	520
Adjustments to reconcile net income to net cash provided by operating activities
Amortizations	597	608
Net Provisions	36	8
Minority interest	54	54
Income from asset divestments	(52)	(8)
Deferred taxes and others	(50)	(21)
SOURCES OF FUNDS	1,257	1,161
Changes in working capital	(503)	174
	754	1,335

CASH-FLOW FROM INVESTING ACTIVITIES

Investments
Capital expenditures	(371)	(440)
Investments in intangible assets	(10)	(16)
Financial investments	(71)	(57)
Acquisition of shareholdings in consolidated subsidiaries	(958)	(358)
Total Investments	(1,410)	(871)
Capitalized deferred expenses	(4)	(7)
	(1,414)	(878)
Divestments	117	49
	(1,297)	(829)

CASH-FLOW FROM FINANCING ACTIVITIES

Loan proceeds and other long-term debt	767	109
Repayment of long term loans and other noncurrent liabilities	(357)	(114)
Variation in current financial assets	186	168
Subsidies received	17	5
Minority interest contributions	—	—
Provisions and others	(6)	(47)
Dividend paid	(43)	(288)
	564	(167)

Net change in cash and cash equivalents	21	339

Cash and cash equivalents at the beginning of the period	195	247

Cash and cash equivalents at the end of the period	216	586

ANNEX 1

OPERATING HIGHLIGHTS

OPERATING HIGHLIGHTS (I)

EXPLORATION & PRODUCTION	UNIT	2003	2004	% Variation 04 / 03
		1 Q	1 Q

-HYDROCARBON PRODUCTION	KBep/d	1,002.7	1,124.9	12.2
Crude and Liquids production	KBep/d	575.6	579.7	0.7
- Spain	KBep/d	3.4	4.6	36.5
- Argentina	KBep/d	426.9	405.7	-5.0
- Rest of Latin America	KBep/d	84.7	111.5	31.7
- Rest of the world	KBep/d	60.6	57.9	-4.5

Natural Gas production	KBep/d	427.1	545.1	27.6
- Spain	KBep/d	0.0	0.0	0.0
- Argentina	KBep/d	246.0	321.9	30.8
- Rest of Latin America	KBep/d	163.5	207.9	27.2
- Rest of the world	KBep/d	17.6	15.4	-12.7

CHEMICALS	UNIT	2003	2004	% Variation 04 / 03
		1 Q	1 Q

- PETROCHEMICAL SALES	Kt	969	953	-1.7%
.By types
-Base petrochemical	Kt	100	104	3.6%
-Spain	Kt	37	58	56.2%
-Argentina	Kt	40	31	-22.6%
- Rest of the world	Kt	23	15	-35.1%

-Derivative petrochemicals	Kt	869	849	-2.3%
-Spain	Kt	309	285	-7.9%
-Argentina	Kt	103	102	-1.0%
- Rest of the world	Kt	456	461	1.2%

(*) 2003 data have been amended to present figures in a way that more accurately portrays the Repsol YPF chemical business. To be precise, adjustments have been made in the consolidation of affiliates and the concept of base and derivative has been redefined: external olefin sales are booked under base chemicals, in line with international margin indicators, and the rest of chemical activity is booked as derivatives.

NATURAL GAS	UNIT	2003	2004	% Variation 04 / 03
		1 Q	1 Q

SALES OF NATURLA GAS	bcm	7.54	8.91	18.1%
- Spain	bcm	5.04	5.29	5.0%
- Argentina	bcm	0.39	0.42	8.1%
- Rest of Latin America	bcm	1.17	1.33	13.9%
- Rest of the world	bcm	0.95	1.86	97.3%

OPERATING HIGHLIGHTS (II)

REFINING & MARKETING	UNIT	2003	2004	% Variation 04 / 03
		1 Q	1 Q

-CRUDE OIL PROCESSED	M tep	12.9	13.0	0.8
-Spain	M tep	7.6	8.0	5.3
-Argentina	M tep	3.9	3.7	-5.1
-Other countries	M tep	1.4	1.3	-7.1
-SALES OF OIL PRODUCTS	Kt	12,711	13,170	3.6

- Sales in Spain	Kt	7,523	7,927	5.4
- Own network	Kt	5,031	5,173	2.8
- Light products	Kt	4,084	4,243	3.9
- Other Products	Kt	947	930	-1.8
-Other Sales to Domestic Market	Kt	1,561	1,556	-0.3
- Light Products	Kt	1,037	1,146	10.5
- Other Products	Kt	524	410	-21.8
-Exports	Kt	931	1,198	28.7
- Light Products	Kt	306	385	25.8
- Other Products	Kt	625	813	30.1

.Sales in Argentina	Kt	3,173	3,082	-2.9
- Own network	Kt	1,696	1,727	1.8
- Light products	Kt	1,389	1,389	0.0
- Other Products	Kt	307	338	10.1
-Other Sales to Domestic Market	Kt	290	331	14.1
- Light Products	Kt	213	238	11.7
- Other Products	Kt	77	93	20.8
-Exports	Kt	1,187	1,024	-13.7
- Light Products	Kt	799	616	-22.9
- Other Products	Kt	388	408	5.2

.Sales Rest of Latin America	Kt	1,802	1,897	5.3
- Own network	Kt	780	925	18.6
- Light products	Kt	663	727	9.7
- Other Products	Kt	117	198	69.2
-Other Sales to Domestic Market	Kt	752	759	0.9
- Light Products	Kt	556	585	5.2
- Other Products	Kt	196	174	-11.2
-Exports	Kt	270	213	-21.1
- Light Products	Kt	0	10	—
- Other Products	Kt	270	203	-24.8

.Sales in other countries	Kt	213	264	23.9
- Own network	Kt	213	264	23.9
- Light products	Kt	184	233	26.6
- Other Products	Kt	29	31	6.9
L P G
-LPG SALES	Kt	958	938	-2.1
-Sales in Spain	Kt	684	653	-4.5
-Sales in Argentina	Kt	67	64	-4.5
-Sales in Rest of Latin America	Kt	181	194	7.2
-Sales in other countries	Kt	26	27	3.8

- Other sales to the domestic market:  includes sales to operators and bunker.

- Exports: expressed from the country of origin.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	May 13, 2004	By:	/s/ Luis Mañas
			Name:	Luis Mañas
			Title:	Chief Financial Officer